



07005720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONFIDENTIAL

SEI INVESTMENTS DISTRIBUTION CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks (City) Pennsylvania (State) 19456 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 01 2007 WASH. D.C. 202 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine J. Chou (610) 676-1987
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

PROCESSED
APR 09 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Maxine J. Chou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SEI INVESTMENTS DISTRIBUTION CO., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
Joseph R. Henning, Notary Public
Limerick Twp., Montgomery County
My commission expires December 5, 2009

Signature Maxine J. Chou

Chief Financial Officer
Title

Joseph R. Henning
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To SEI Investments Distribution Co.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of SEI Investments Distribution Co. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2007

SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2006

(in thousands of dollars, except share data)

Assets	
Cash	$ 316
Cash segregated in compliance with federal and other regulations	10,000
Deposits with clearing organizations	100
Receivables from customers, net of allowance for doubtful accounts of $165	1,411
Fees receivable from affiliated funds	5,444
Fees receivable from non-affiliated funds, net of allowance for doubtful accounts of $49	5,138
Receivable from affiliate	93
Receivable from clearing organizations, net of allowance for doubtful accounts of $14	1,414
Securities owned, at market value	21,034
Fixed assets, at cost, net of accumulated depreciation and amortization of $1,385	47
Deferred income taxes	1,622
Other assets	936
Total assets	$ 47,555
Liabilities and Shareholder's Equity	
Payable to customers	$ 4,168
Fees payable	5,936
Payable to parent	4,117
Payable to affiliates	3,935
Payable to clearing organizations	118
Securities sold not yet purchased, at market value	4
Current taxes payable	28
Deferred income taxes	2,989
Other liabilities	2,214
Total liabilities	23,509
Commitments and contingencies	
Shareholder's equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Capital in excess of par value	20,309
Retained earnings	3,736
Total shareholder's equity	24,046
Total liabilities and shareholder's equity	$ 47,555

The accompanying notes are an integral part of these financial statements.


END